Exhibit 99.1

OCEANAUT, INC.

(a corporation in the development stage)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Oceanaut, Inc.

We have audited the accompanying balance sheet of Oceanaut, Inc. (a corporation in the development stage) (the “Company”) as of March 7, 2007 and the related statements of operations, stockholders’ equity and cash flows for the period from May 3, 2006 (date of inception) to March 7, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oceanaut, Inc. (a corporation in the development stage) as of March 7, 2007, and the results of its operations and its cash flows for the period from May 3, 2006 (date of inception) to March 7, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey

March 9, 2007

OCEANAUT, INC.

(a corporation in the development stage)

BALANCE SHEET

March 7, 2007

ASSETS
Current assets
Cash	$910,686
Prepaid expenses	113,096

Total current assets	1,023,782

Other asset, cash held in trust fund	153,600,000

$154,623,782

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$126,384

Long-term liabilities, deferred underwriter’s fees	4,500,000

Common stock, subject to possible redemption, 5,624,999 shares at redemption value	44,579,999

Commitments

Stockholders’ equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued
Common stock, $.0001 par value, authorized 80,000,000 shares; 24,562,500 shares issued and outstanding (including 5,624,999 shares subject to possible redemption)	2,457
Additional paid-in capital	105,434,513
Deficit accumulated during the development stage	(19,571)

Total stockholders’ equity	105,417,399

$154,623,782

See accompanying notes to financial statements.

OCEANAUT, INC.

(a corporation in the development stage)

STATEMENT OF OPERATIONS

For the period from May 3, 2006 (date of inception) to March 7, 2007

Interest income	$1,851

Expenses
Formation and operating costs	(21,422)

Net loss	$(19,571)

Weighted average number of common shares outstanding	4,816,141

Net loss per share, basic and diluted	$(.002)

See accompanying notes to financial statements.

OCEANAUT, INC.

(a corporation in the development stage)

STATEMENT OF STOCKHOLDERS’ EQUITY

For the period from May 3, 2006 (date of inception) to March 7, 2007

	Common Shares	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity
Common shares issued to founding shareholders	4,687,500	$469	$24,531	$—	$25,000

Sale of 18,750,000 Units on March 6, 2007 at a price of $8 per unit, net of underwriters’ discount and offering costs (including 5,624,999 shares for possible redemption)	18,750,000	1,875	138,990,094		138,991,969

Sale of 1,125,000 Units on March 6, 2007 at a price of $8 per unit in a private placement to insiders	1,125,000	113	8,999,887		9,000,000
Proceeds subject to possible redemption, 5,624,999 shares			(44,579,999)		(44,579,999)

Proceeds from issuance of insider warrants			2,000,000		2,000,000

Net loss				(19,571)	(19,571)

Balances, at March 7, 2007	24,562,500	$2,457	$105,434,513	$(19,571)	$105,417,399

See accompanying notes to financial statements.

OCEANAUT, INC.

(a corporation in the development stage)

STATEMENT OF CASH FLOWS

For the period from May 3, 2006 (date of inception) to March 7, 2007

Cash flows from operating activities
Net loss	$(19,571)
Adjustment to reconcile net loss to net cash used in operating activities:
Amortization	6,904
Change in operating liability:
Accrued expenses	6,384

Net cash used in operating activities	(6,283)

Net cash used in investing activities
Cash held in trust account	(153,600,000)

Cash flows from financing activities
Proceeds from note payable, stockholder	300,000
Payments on note payable, stockholder	(300,000)
Proceeds from issuance of common stock	25,000
Proceeds from issuance of warrants in private placement	2,000,000
Proceeds from issuance of Units in private placement	9,000,000
Gross proceeds from Public Offering	150,000,000
Payment for underwriters’ discount and offering cost	(6,508,031)

Net cash provided by financing activities	154,516,969

Net increase in cash	910,686

Cash, beginning of period

Cash, end of period	$910,686

Supplemental schedule of non-cash financing activities:
Deferred underwriters’ fee	$4,500,000

See accompanying notes to financial statements.

OCEANAUT, INC.

(a corporation in the development stage)

Notes to Financial Statements

NOTE A—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oceanaut, Inc. (a corporation in the development stage) (the “Company”) was incorporated in The Republic of the Marshall Islands on May 3, 2006. The Company was formed to acquire one or more operating businesses in the shipping industry through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its calendar year end.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the offering of Units (as defined in Note C below) (the “Offering”), although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with (or acquisition of) one or more operating businesses in the shipping industry (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Offering, at least 95% of the gross proceeds, after payment of certain amounts to the underwriters, will be held in a trust account (“Trust Account”) and invested in U.S. “government securities,” defined as any Treasury Bill issued by the United States government having a maturity of one hundred and eighty (180) days or less or any open ended investment company registered under the Investment Company Act of 1940 that holds itself out as a money market fund and bears the highest credit rating issued by a United States nationally recognized rating agency, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that 30% or more of the outstanding stock (excluding, for this purpose, those shares of common stock issued prior to the Offering) vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. Public shareholders voting against a Business Combination will be entitled to convert their stock into a pro rata share of the Trust Account (including the deferred 3% fee of the gross proceeds payable to the underwriters upon the Company’s consummation of a Business Combination), including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the business combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder’s conversion rights. A shareholder must also affirmatively exercise such conversion rights at or prior to the time the Business Combination is voted upon by the shareholders. All of the Company’s shareholders prior to the Offering, including all of the directors and officers of the Company, have agreed to vote all of the shares of common stock held by them in accordance with the vote of the majority in interest of all other shareholders of the Company.

In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the Company will adopt a plan of dissolution and liquidation (the “Plan”). Upon shareholder approval of the Plan, the Company will liquidate all of the assets, including the proceeds held in the Trust Account, and after reserving amounts sufficient to cover any liabilities and obligations and the costs of the Plan, will be distributed to the Company’s public shareholders, excluding the initial shareholders to the extent of their initial stock holdings (but including the Company’s corporate shareholder, Excel Maritime Carriers, Ltd. (“Excel”), with respect to 500,000 shares of common stock included in the units to be purchased in a private placement (as discussed in Note D) that will occur immediately prior to the Offering). In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note C).

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company:

The Company complies with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Net loss per common share:

The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.” Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution, which at times, exceeds the Federal depository insurance coverage of $100,000. The company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments:

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under SFAS No. 7, “Disclosure About Fair Value of Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company complies with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Recently issued accounting standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS No. 157 simplifies and codifies related guidance within GAAP, but does not require any new fair value measurements. The guidance in SFAS No. 157 applies to derivatives and other financial instruments measured at estimated fair value under SFAS No. 133 and related pronouncements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management does not expect the adoption of SFAS No. 157 to have a significant effect on the Company’s consolidated financial position or results of operations.

NOTE C—THE OFFERING

On March 6, 2007, the Company sold 18,750,000 units (“Units”) at a price of $8.00 per Unit in the Offering. Each Unit consists of one share of the Company’s common stock, $0.0001 par value, and one redeemable common stock purchase warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (a) one year from the date of the final prospectus for the Offering or (b) the completion of a Business Combination with a target business and will expire five years from the date of the prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. If the Company is unable to deliver registered shares of Common Stock to the holder upon exercise of the Warrants during the exercise period, there will be no cash settlement of the Warrants and the Warrants will expire worthless.

NOTE D—RELATED PARTY TRANSACTIONS

The Company issued a $200,000 unsecured promissory note to a shareholder, on May 9, 2006. The note bore interest at 4% per annum and was payable on the earlier of May 9, 2007 or the consummation of the Offering. As of March 7, 2007, this note, along with all interest accrued on it, has been fully repaid.

The Company issued a $100,000 unsecured promissory note to a shareholder, on March 1, 2007. The note bore interest at 4% per annum and was payable on March 6, 2007. As of March 7, 2007, this note, along with all interest accrued on it, has been fully repaid.

The Company presently occupies office space provided by an affiliate of a certain shareholder of the Company. Such affiliate has agreed that, until the acquisition of a target business by the Company, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. Upon the acquisition of a target business by the Company, the Company has agreed to pay such affiliate $7,500 per month for such services.

The Company has also agreed to pay each of the independent directors $75,000 in cash per year for their board service, payable pro rata from the start of their service and only upon the successful completion of a business combination.

Certain of our directors and all of our officers have purchased, in consideration for an aggregate purchase price of $25,000, (a) an aggregate of 4,687,500 shares of common stock and (b) 3,000,000 warrants to purchase an aggregate of 3,000,000 shares of common stock at an exercise price of $7.00 per share. The initial shareholders have agreed that (1) the initial shares of common stock and warrants will not be sold or transferred until the first anniversary of the completion of a Business Combination and (2) the initial shares of common stock will not be entitled to a pro rata share of the Trust Account in the event of its liquidation.

On March 5, 2007, Excel purchased, in a private placement (a) 1,125,000 Units, at a price of $8.00 per Unit, and (b) 2,000,000 Warrants, at a price of $1.00 per warrant, to purchase 2,000,000 shares of common stock at an exercise price of $6.00 per share (an aggregate purchase price of approximately $11,000,000). Excel has also agreed that (1) the Units and Warrants purchased by them in the private placement will not be sold or transferred until completion of a Business Combination and (2) 500,000 of the shares of common stock included in the Units will not be entitled to a pro rata share of the Trust Account in the event of its liquidation.

NOTE E—COMMITMENTS

The Company paid an underwriting discount of 4% of the public unit offering price to the underwriters at the closing of the Offering, with an additional 3% fee of the gross offering proceeds payable upon the Company’s consummation of a Business Combination.

The Company has granted the underwriter a 30-day option to purchase up to 2,812,500 additional units to cover the over-allotment. The over-allotment option will be used only to cover a net short position resulting from the initial distribution.

NOTE F—PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.